Resignation

TO:	NET PROFITS TEN INC
(the “Company”)

AND TO:	The Board of Directors thereof

I, Marlon Liam, hereby tender my resignation as director, President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer, effective immediately. This resignation is not a result of any disagreements with the Company.

This resignation may be sent by electronic facsimile transmission and shall be deemed to be an original.

Dated as of the __ day of November, 2012.